WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

February 20, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange (the "LSE") today, February 20, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ____________________
Mason H. Drake
Authorized Representative

Enclosures

Issued: 20 February 2004

B Share Dividend

A non-cumulative preferential dividend of 0.9971 pence per B Share will be paid on 25 March 2004 to holders of B Shares whose names are on the Register of Members of Marks and Spencer Group p.l.c. at the close of business on 27 February 2004.

Shareholders will be given the opportunity to to elect to redeem their B Shares at 70 pence per share on 25 March 2004.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867